1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

February 27, 2017

VIA COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:	Barbara C. Jacobs
Gabriel Eckstein
Kathleen Collins
David Edgar

	Re:	Yext, Inc.
Draft Registration Statement on Form S-1
Submitted January 24, 2017
CIK No. 0001614178

Ladies and Gentlemen:

On behalf of our client, Yext, Inc. (“Yext” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 17, 2017 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on January 24, 2017.  The Company is concurrently confidentially submitting via EDGAR this letter and draft submission no. 2 of the Registration Statement on Form S-1 (the “Registration Statement”).

The Registration Statement submitted via EDGAR is marked in accordance with Rule 310 of Regulation S-T.  For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.  References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LOS ANGELES      NEW YORK      PALO ALTO
SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

U.S. Securities and Exchange Commission

February 27, 2017

Prospectus Summary

Overview, page 1

1.                                      You state in the second full paragraph on page 2 that the estimated addressable market for your platform is $10 billion, based on your average annual revenue per location and the number of potential business locations and points of interest in the world. Please clarify why you believe that it is appropriate to use your average annual revenue that is primarily from domestic customers to calculate the potential market value worldwide.

RESPONSE TO COMMENT 1:

The Company advises the Staff that the $10 billion estimate was calculated by using a conservative estimate of $100 of revenue per location, and applying it to a third-party estimate of 100 million total addressable locations worldwide.  For fiscal year 2017, the Company had a $157 per location average for all global locations.  The Company then applied a lower estimate of $100 per location, to address the potential that other markets may not price as favorably as it currently experiences.  By multiplying that average by the third-party data from Google as to estimated potential locations referenced in the Registration Statement, the Company calculated its estimated total addressable market.  The Company believes the $10 billion total reflects a conservative estimate of the possible addressable market for the Company’s platform.

Additionally, the Company respectfully submits that although the consolidated average represents primarily domestic revenue, it expects to enter markets with pricing opportunities consistent with the basis for its estimate.  The Company supplementally advises the Staff that its average revenue per location from those locations managed by non-U.S. customers often begins at a lower level than the Company’s overall average revenue.  When the Company first enters a new international market, it generally may price its offerings at lower levels in order to gain market traction.

The Company has revised the disclosures on pages 2 and 78 of the Registration Statement to clarify that the Company’s total addressable market estimate was not based solely on average annual revenue per location and represented a more conservative approximation that would necessarily consider the effects of undeveloped markets with lesser revenue per location.

U.S. Securities and Exchange Commission

February 27, 2017

2.                                      It appears from your table on page 112 that a few shareholders will own a significant number of your shares after the offering. Please disclose this ownership concentration in your Prospectus Summary.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and has amended page 7 of the Registration Statement to include information about ownership concentration in the Prospectus Summary.

Implications of Being an Emerging Growth Company, page 7

3.                                      Please state your election under Section 107(b) of the Jobs Act.

•                  If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to 107(b), include a statement that the election is irrevocable; or

•                  If you elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also, state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

RESPONSE TO COMMENT 3:

The Company has amended pages 7, 32, 41 and 69 of the Registration Statement to clearly reflect its election of the extended transition period and the associated risk factor.

U.S. Securities and Exchange Commission

February 27, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

4.                                      Based on your disclosure on page 2 and elsewhere in your Prospectus, you appear to use the number of business locations as a measure of the performance of your business. Please provide a quantitative discussion of the business locations managed by your customers for the financial periods presented, to the extent material.

RESPONSE TO COMMENT 4:

The Company has revised page 53 of the Registration Statement to include a quantitative discussion of the number of business locations managed on the Company’s platform as of the end of each fiscal year for which financial information is presented in the Registration Statement. The Company supplementally advises the Staff that it does not consider the number of locations managed by its customers to be a key performance indicator.

Key Factors Affecting Our Performance, page 52

5.                                      You disclose that adding new customers and retaining existing customers are among the key factors that affect your performance. Please tell us what metrics you use to monitor customer retention and expansion and revise to disclose such metrics along with comparable prior period amounts. Refer to Section III.B.1 of SEC Release No. 33-8350.

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comment and has revised pages 54 and 55 of the Registration Statement to include discussion of the Company’s net retention rate, a metric the Company uses periodically to assess customer retention. The Company supplementally advises the Staff that it does not consider its retention rate to be a key performance indicator.

U.S. Securities and Exchange Commission

February 27, 2017

6.                                      You also refer to “average annual revenue per location” and on page 52 state that you have grown the number of locations listed in your Location Cloud platform from approximately 350,000 as of January 31, 2014 to nearly 1.0 million as of October 31, 2016. To the extent that average annual revenue per location is a key performance indicator used in managing your business, consider disclosing this metric along with comparative prior period amounts or explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350.

RESPONSE TO COMMENT 6:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company does not generally evaluate its business on the basis of average annual revenue per location or consider it to be a key performance metric.  The Company advises the Staff that the references to “average annual revenue per location” were in reference to its overall revenue and total locations managed, resulting in a conservative approximation of the Company’s total addressable market as discussed in the response to Comment 1 herein.  Furthermore, because the Company sells its platform on a subscription model, average annual revenue per location is not easily ascertainable from the face of the Company’s financial statements since the number of locations managed reported at the end of a given period generally precedes revenue recognition over the performance period.  In addition, the Company expects that as the nature of the digital knowledge that it provides continues to expand beyond location-specific data, the relevance of average annual revenue per location will further decline.

Results of Operations

Fiscal Year Ended January 31, 2015 Compared to Fiscal Year Ended January 31, 2016

Revenues and Costs of Revenues, page 57

7.                                      You disclose that revenues increased primarily due to the continued growth of your customer base as well as expanded subscriptions sold to your existing customers. Revise to quantify the relative contribution of each of these factors. Refer to Section III.D of SEC Release No. 33-6835.

RESPONSE TO COMMENT 7:

The Company acknowledges the Staff’s comment and has revised pages 58 and 59 of the Registration Statement to include quantitative information of the relative contribution of growth from new customers versus existing customers.

U.S. Securities and Exchange Commission

February 27, 2017

8.                                      Please consider expanding your costs of revenue disclosure by including a discussion of the extent to which your provider costs vary with the amount of sales.

RESPONSE TO COMMENT 8:

The Company acknowledges the Staff’s comment and has revised pages 55, 56, 58, 59, 64 and 65 of the Registration Statement to include further disclosure of the variability of provider costs, including quantification of the amount within period-to-period changes in cost of revenues that were attributable to variable fees.

Quarterly trends, page 60

9.                                      Please clarify your statement that you have not experienced meaningful seasonality. Your risk factor on page 35 states that quarterly results fluctuate due to a variety of factors and therefore quarterly comparisons may not be meaningful.

RESPONSE TO COMMENT 9:

The Company acknowledges the Staff’s comment and has revised page 35 of the Registration Statement to clarify the risk factor referring to variability in its quarterly results and revised page 62 of the Registration Statement to clarify the Company’s statements regarding seasonality generally.  The Company supplementally advises the Staff that it has considered Item 101(c)(1)(v) of Regulation S-K and determined that its business is not seasonal. The Company’s revenues and expenses do not follow a pattern that regularly corresponds to the time of year in which such revenues are recognized or expenses are incurred.

Business

The Yext Location Cloud, page 77

10.                               We note from your website that the packages offered to small businesses may differ from those described on page 78. Given that you generally rely on resellers for sales to smaller businesses and that one of your resellers accounted for 12% of 2016 revenues, please consider expanding your disclosure to explain this aspect of your business.

RESPONSE TO COMMENT 10:

The Company supplementally advises the Staff that the packages marketed and sold to small businesses directly, listed on the Company’s website, are generally consistent with the same tiered approach to pricing as for the Company’s larger customers, but focus on providing varied access to some or all of the PowerListings Network providers, rather than the increased

U.S. Securities and Exchange Commission

February 27, 2017

enterprise-level functionality of Pages and Reviews that larger businesses use. As disclosed in the Company’s revisions to page 55 of the Registration Statement, the Company’s revenue from direct sales to small businesses represented less than 20% of its total revenue in each of the fiscal year ended January 31, 2016 and the nine months ended October 31, 2016.

In addition, the Company is periodically assessing the packages it presents to small businesses directly.  The Company expects to conform its direct small business pricing packaging in the near future to further align with the majority of its business in the near future.

The Company further acknowledges the Staff’s comment regarding the role of resellers and has revised its disclosure on page 88 of the Registration Statement to provide further details as to this aspect of its business.  The Company’s products sold to resellers are generally the same as for other customers, except that in some cases the Company may sell directly to small business customers that seek less functionality.

Our PowerListings Network, page 84

11.                               You refer to agreements with PowerListings Network application providers on page 62. Please describe the terms of these agreements including payment terms, duration, renewal options, and cancellation provisions. Also, explain the variable nature of such arrangements and the potential impact on future operations. In this regard, you refer to increased costs due to increased sales volume on page 57.

RESPONSE TO COMMENT 11:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 64 and 65 of the Registration Statement to provide a summary of the terms of the agreements with its PowerListings Network application providers, including the variable nature of such agreements and the potential impact on the Company’s future operations.

Competition, page 85

12.                               You do not disclose any competitors. Please revise or tell us why you do not believe that the identity of your competitors is material.

RESPONSE TO COMMENT 12:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 90 of the Registration Statement to clarify that in-house solutions constitute its primary competition.  The Company supplementally advises the Staff that, based on its review of the

U.S. Securities and Exchange Commission

February 27, 2017

market and third-party sources, it is not aware of any significant third-party competitors from a revenue or locations served perspective.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

13.                               You state that you recognize revenue based on the gross amount billed to customers including third-party resellers. Please clarify what is included in gross revenue. For example, tell us whether you reflect as revenue any fees paid to third-parties and in your response, tell us how you considered each of the factors in ASC 605-45-45 in determining your revenue recognition policy.

RESPONSE TO COMMENT 13:

The Company supplementally advises the Staff that it sells its products through its direct sales force to its customers, including third-party resellers. The Company’s gross revenue consists solely of contractual fees for subscription and support services charged to its customers on a per-location basis. The Company does not pay fees to third-party resellers. The Company considers the reseller its customer and not the end user.

With respect to the Company’s relationships with resellers, the Company negotiates directly with the reseller only, in which pricing, length of subscription and support services are agreed upon.  No such interaction exists between the Company and the end user.   The reseller negotiates the price charged and length of subscription and support service directly with the end user, and the reseller’s profit is based on these negotiations. Additionally, once the reseller contracts with an end user, the reseller is responsible for managing the end user relationship. For example, end users contracted by a reseller have no direct interaction with the Company, with any and all issues and questions arising at the end user level presented to the reseller who will contact the Company for assistance if necessary.

Based on the foregoing factors, the Company considers the reseller its customer, and assessed whether such revenue should be reported on a gross or net basis in accordance with ASC 605-45-45 as follows:

•                  The Company is the primary obligor in its relationship with its customer, the reseller. As previously described, the reseller is the primary obligor in the arrangement with its

U.S. Securities and Exchange Commission

February 27, 2017

own customer, the end user. The Company’s contractual obligation is to provide the subscription and support services directly to the reseller.

•                  The entity has general inventory risk — Not applicable to the Company.

•                  The entity has latitude in pricing — The Company has latitude in pricing when negotiating the contract with the reseller.

•                  The entity changes the product or performs part of the service — The Company has the ability to change the product offering at its discretion and is the party responsible for providing the service to the reseller.

•                  The entity has the discretion in supplier selection — The Company has the discretion in supplier selection.

•                  The entity is involved in the determination of product or service specification — These determinations are completely within the Company’s control.

•                  The entity has physical loss inventory risk — Not applicable to the Company.

•                  The entity has credit risk — As it relates to resellers, the Company bears credit risk. The Company supplementally advises the Staff that the payment terms with the reseller are not contingent upon the reseller receiving payment from the end user. Payment terms with resellers are in line with the standard payment terms used for all the Company’s customers.

Based on the foregoing indicators, the Company has concluded that it acts as the principal in these arrangements with resellers, and therefore reports the gross consideration received from the resellers as revenue.

The Company has revised page F-8 of the Registration Statement to include further disclosure of its revenue recognition based on the amount billed to its customers, including third-party resellers to add clarity for the reader.

U.S. Securities and Exchange Commission

February 27, 2017

14.                               Please tell us whether there are any differences between the terms of your arrangements with resellers and those entered into directly with end customers. If so, revise to describe such differences and the impact, if any, on your revenue recognition policy.

RESPONSE TO COMMENT 14:

The Company supplementally advises the Staff that the level of subscription and support provided is the same to all customers, including resellers.  The Company bills resellers on a quarterly, monthly, semi-annual or annual basis, rather than primarily on an annual basis like most of the Company’s other customers, which has no impact on the Company’s revenue recognition policies applied.  The Company respectfully submits that the difference in billing frequency is not material.

Subscription Revenue, page F-8

15.                               It appears from information provided on your website that certain arrangements contain automatic renewal provisions. Please tell us the extent to which your arrangements contain such provisions. Also, while you state that your arrangements do not contain refund provisions, tell us whether you have historically granted refunds to customers after automatic renewal and tell us how that impacts your accounting.

RESPONSE TO COMMENT 15:

The Company supplementally advises the Staff that most of its subscriptions sold directly to small businesses as well as subscriptions sold to resellers contain automatic renewal provisions.  The Company automatically renews small business customers on an annual basis, which is the typical contractual term, by charging their credit card at the time of renewal.  Resellers that have an automatic renewal may be on shorter billing cycles, such as monthly or quarterly.

While the Company’s policy is to not provide refunds, the Company has historically done so on a case-by-case basis. The Company considers its historical experience with refunds and provides for estimated future refunds through a sales allowance at each reporting period, which is recorded through the revenue line of the Company’s Statement of Operations and Comprehensive Loss. Historically, if granted by the Company, refunds are typically requested and provided shortly after the time of the automatic renewal (majority within 30 days from renewal charge). Based on historical refund analysis, the Company has been able to reasonably estimate the potential refunds at the end of each reporting period.  Given the subscription model of the Company’s business, the straight-line recognition pattern of its revenue, and the

U.S. Securities and Exchange Commission

February 27, 2017

historically short turnaround between notification of cancellation and refund paid, the sales allowance is historically not material (less than $100,000), and therefore, the Company respectfully submits that it does not believe further disclosure in the Registration Statement is necessary.

The Company has revised page F-8 of the Registration Statement to remove the sentence “The arrangements do not contain refund provisions” to remove any potential confusion with regards to the impact on the financial statements due to refunds.  While the Company does have a history of providing refunds in certain instances, such amounts have been immaterial in nature as discussed above.

16.                               You disclose that your subscription fee is based upon the actual or contractual number of customer locations. Please clarify whether your contracts allow for the addition of customer locations after contract inception for no additional fee or whether additional fees are charged based on added locations.

RESPONSE TO COMMENT 16:

The Company supplementally advises the Staff that customers are charged an additional fee on a per-location basis for additional locations added to an existing contract, which is pro-rated based on the subscription term and pricing indicated within the existing contract.

17.                               You disclose on page 53 that many customers have increased or expanded their existing subscription levels to obtain greater access to your key features as they need them. Please tell us whether a customer can expand their level of service within an existing subscription term and if so, whether this results in a new subscription or a modification of an existing contract. Explain your accounting for changes in the level of service within a contract term, if any.

RESPONSE TO COMMENT 17:

The Company supplementally advises the Staff that a customer can expand its level of service during an existing subscription term. When customers expand their existing subscription levels to obtain greater access to key features, the Company treats such changes as a modification to an existing contract in which the remaining deferred revenue of the initial arrangement is recognized over the modified term (i.e., on a prospective basis).

U.S. Securities and Exchange Commission

February 27, 2017

Multiple Deliverable Arrangements, page F-8

18.                               Please clarify what is included in your support services and tell us whether you provide any installation or implementation services for which you charge a fee. If so, please revise to disclose your accounting for such services, including multiple-element arrangement considerations.

RESPONSE TO COMMENT 18:

The Company supplementally advises the Staff that its support services include updating customer-provided information and responding to general customer service and technical inquiries about the use of the Company’s products.

Support services do not include installation or implementation services, and therefore a separate fee is not charged. As described in Note 2 of the consolidated financial statements, the support services do not have standalone value and the arrangements are therefore recognized as a single unit of accounting throughout the subscription term.

Note 10. Commitments and Contingencies, page F-35

19.                               You state that although the results of litigation cannot be “predicted with certainty,” the company does not believe the resolution of the matters will have a material adverse effect on your results of operations, cash flows or financial position. Please note that ASC 450-20-50-4 does not require the amount or range of reasonably possible loss to be estimated with precision or certainty. Clarify whether there is a reasonable possibility that a loss exceeding amounts may have been incurred and if so, revise to disclose an estimate of the additional loss or range of loss, state that the estimate is immaterial (if true) in lieu of providing quantified amounts, or state that such an estimate cannot be made. Refer to ASC 450-20-50-5.

RESPONSE TO COMMENT 19:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 90 and F-35 of the Registration Statement in accordance with ASC 450-20-50-5.

U.S. Securities and Exchange Commission

February 27, 2017

Note 12. Subsequent Events, page F-37

20.                               Please disclose the expected impact that any additional share-based awards granted subsequent to the most recent balance sheet date will have on stock-based compensation expense in future periods. Refer to ASC 855-10-50-2(b).

RESPONSE TO COMMENT 20:

The Company acknowledges the Staff’s comment and intends to include the requested disclosure in connection with the Company’s financial statements for the fiscal year ended January 31, 2017, which the Company intends to provide in an update to the Registration Statement prior to the filing of the Company’s preliminary prospectus for the proposed offering.

General

21.                               Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE TO COMMENT 21:

The Company acknowledges the Staff’s comment and is supplementally providing to the Staff as Appendix A herewith all written communications, as defined in Rule 405 under the Securities Act, presented by or on behalf of the Company to potential investors in reliance on Section 5(d) of the Securities Act.  Such materials were only made available for viewing by such investors during the Company’s presentation.  Pursuant to Securities Act Rule 418, Appendix A shall not be deemed to be filed with, or a part of and included in, the Registration Statement.  Additionally, pursuant to Securities Act Rule 418(b), the Company requests that the Staff return copies of Appendix A to the Company.

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The Company is also supplementally providing to the Staff as Appendix B herewith certain third-party data that we discussed with the Staff.  Pursuant to Securities Act Rule 418, Appendix B shall not be deemed to be filed with, or a part of and included in, the Registration Statement.  Additionally, pursuant to Securities Act Rule 418(b), the Company requests that the Staff return copies of Appendix B to the Company.

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U.S. Securities and Exchange Commission

February 27, 2017

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Please direct your questions or comments regarding this letter or the Registration Statement to the undersigned or Michael C. Labriola at (202) 973-8800.  Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Bass

Mark G.C. Bass

cc:	Howard Lerman
Steve Cakebread
Ho Shin
Yext, Inc.

Larry W. Sonsini, Esq.
Robert D. Sanchez, Esq.
Michael C. Labriola, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Brent B. Siler, Esq.
Brian F. Leaf, Esq.
Nicole C. Brookshire, Esq.
Cooley LLP